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Exhibit 2.6

        McCarthy Tétrault Comments
December 6, 2002

DEPOSITARY AGREEMENT

Computershare Trust Company of Canada
1500 University
Suite 700
Montreal, Quebec
H3A 3S8

Attention: Linda Ellison, Client Relationship Manager, Corporate Actions[        ]

Dear Ms. Ellison,

        CGI Group Inc. (the "Company") proposes to make an offer to purchase (i) all of the outstanding common shares (the "Cognicase Shares") of Cognicase Inc. ("Cognicase") for a purchase price of, at the option of the holder, Cdn. $4.25 cash per Cognicase Share or 0.5484 Class A Subordinate Shares of the Company for each Cognicase Share (or any combination thereof) (the "Offer"), on the terms and conditions set out in the accompanying Offering Circular. The Cognicase Shares are referred to as the "Cognicase Shares." The Company wishes to confirm the terms of your appointment as depositary under the Offer.

        Terms used herein without definition but with initial capital letters have the same meaning herein as in the Offering Circular. Any reference herein to the Offer includes any amendment or modification thereof.

1.    Appointment

        Computershare Trust Company of Canada ("You" or the "Agent") is hereby appointed to act as depositary, and you accept such appointment, in respect of the Offer, in accordance with the terms and conditions of this agreement and the Offer.

2.    Mailing and Shareholder Lists

        2.1  You will be responsible for mailing within two (2) business days of receipt of the shareholders list from Cognicase, to the registered holders of Cognicase Shares as of the date of the shareholders list received from Cognicase, and to new shareholders on an ongoing basis for the duration of the Offer, once you have been provided with new shareholder account labels, the Offering Circular, Letter of Transmittal, Notice of Guaranteed Delivery and other documents (collectively, the "Offer Documents") related to the Offer, sufficient copies of each of which will be provided to you as soon as practicable following receipt of the shareholders list from Cognicase.

        2.2  You will mail the Offer Documents in the English language to each registered holder of Cognicase Shares in Canada. You will also mail the Offer Documents in the French language to each registered holder of Cognicase Shares whose address is shown on the register of Cognicase Shares of Cognicase (the "Register") as being in the Province of Quebec.

        2.3  Concurrently with the mailing of the Offer Documents as provided above you shall mail, by prepaid first class mail, a copy of each of the Offer Documents in both the English and the French languages to each of the Directors of Cognicase in accordance with the names and addresses that we will forward to you as soon as practicable.

        2.4  You are to satisfy the oral or written requests of brokers, bankers and other persons for copies of the Offer Documents. We will supply you with sufficient copies of the Offer Documents for this purpose. You are not authorized to offer, or to pay, any concessions or commissions to brokers, bankers or other persons, except as expressly provided in this agreement, or to engage or request any persons to solicit tenders.

3.    Deposit of Shares

        3.1  You will receive deposits of Cognicase Shares subject to the terms and conditions of the Offer. In so doing you will:

          (a)  hold all Cognicase Shares properly deposited under the Offer until we accept them for payment or until we give you notice that, as a result of a condition of the Offer not being satisfied, we will not take up and pay for any relevant Cognicase Shares deposited;

          (b)  ascertain that all Notices of Guaranteed Delivery which are received by you are properly signed and completed;

          (c)  ascertain that all deposits of Cognicase Shares under the Offer are accompanied by a signed and completed Letter of Transmittal, with signatures guaranteed, as applicable, the certificate(s) representing such shares and all other documents that may be required to give us good title to the Cognicase Shares so deposited; and

          (d)  as soon as practicable after the Expiry Time of 5:00 p.m., Montreal time on January 13, 2003, or such later time and date to which we may extend the Offer, advise us of the number of Cognicase Shares deposited under the Offer.

        3.2  All deposits of Cognicase Shares under the Offer must be accompanied by a signed and completed Letter of Transmittal, with signatures guaranteed, as applicable, the certificates representing such shares or by a signed and completed Notice of Guaranteed Delivery. You will be entitled to treat as issued and outstanding the Cognicase Shares represented by any certificate for Cognicase Shares tendered with a deposit of such shares under the Offer, if the name on such certificate conforms to the name of a registered holder of Cognicase Shares as it appears on the Register maintained by General Trust of Canada, as its transfer agent and registrar.

        3.3  You will direct any holder of Cognicase Shares whose certificate for Cognicase Shares has been lost or destroyed to submit a Letter of Transmittal completed to the best of their ability and to submit a letter describing the loss. You will supply a declaration of loss and indemnity bond in the forms supplied by us as applicable, or we will otherwise inform you of the requirements to be communicated to any holder of Cognicase Shares inquiring as to the procedures to be followed to obtain a replacement certificate for Cognicase Shares lost or destroyed and instruct such holder to properly complete such documents.

        3.4  The Company hereby agrees to the use of the Automated Tender Offer Program ("ATOP") currently utilized by The Depositary Trust Company ("DTC") and its Participants. It is hereby understood and agreed by the Company that the use of ATOP requires that Computershare Trust Company of Canada (the "Agent") execute a Letter of Agreement with DTC. The Company hereby authorizes and directs the Agent to execute the Letter of Agreement with DTC substantially in the form attached as Schedule "A" hereto.

        3.5  The Company acknowledges and accepts that the delivery by DTC of an Agent's Message (in accordance with the provisions of the ATOP Agents Procedures) to the Agent shall satisfy the terms of the Offer as to the execution and delivery of a Letter of Transmittal by the Participant identified in such Agent's Message, without such Participant physically completing and surrendering such Letter of Transmittal.

4.    Improper Deposits

        4.1  If a Letter of Transmittal or Notice of Guaranteed Delivery or other required document has been improperly completed or signed, or the certificates representing Cognicase Shares accompanying a Letter of Transmittal are not in proper form for transfer to us, or some other irregularity in connection with a deposit exists, you will make reasonable efforts to contact such holder of Cognicase Shares to cause such irregularity to be corrected.

        4.2  If you have any doubt whether any Cognicase Shares have been properly deposited under the Offer, you will seek the advice of our legal counsel as to the acceptability of the deposit. If reasonable efforts to correct an improper deposit prove to be unsuccessful, you will seek the advice of our legal counsel with respect to the procedures to be followed. You will reject any deposit if, in the opinion of our legal counsel, the deposit has been made improperly and you will take such action as directed to by our legal counsel.

        4.3  Notwithstanding the foregoing Subsections, the Company shall have full discretion to determine whether any type of tender is complete and proper and the Company has the absolute right to determine whether to accept or reject any category of tender not in proper form.

5.    Payment

        5.1  We will inform you not later than ten days after the Expiry Date whether we will take up and pay for Cognicase Shares deposited pursuant to the Offer. If we take up and pay for Cognicase Shares under the Offer, we will immediately put you in funds in accordance with Section 5.2. You will, as soon as practicable upon your receipt of funds, but in any event not later than three business days after your receipt of funds in connection with the taking up of the Cognicase Shares under the Offer, arrange for the delivery of the purchase price (the "Purchase Price") for such Cognicase Shares, in accordance with the terms and condition of the Offer and the instructions of the depositing holders of Cognicase Shares as set forth in the Letters of Acceptance and Transmittal. After we take up and pay for Cognicase Shares under the Offer we shall be deemed to have informed you that we have taken-up and accepted for payment all Cognicase Shares which continue to be properly deposited in acceptance of the Offer. You will not arrange for payment of the Cognicase Shares until the certificate(s), Letters of Acceptance and Transmittal and all required documents are received by you unless you are otherwise instructed in writing by us. Thereafter, payment will be made as soon as practicable but in any event not later than three business days.

        5.2  The Company shall, deliver sufficient funds by wire or certified cheques together with a sufficient number of Class A Subordinate Shares to you or make such other arrangements for provision of funds as may be agreeable to you, representing payment for the Cognicase Shares. It is agreed that cheques will be drawn on a designated account maintained by you. If no address is specified on a Letter of Transmittal, cheques will be forwarded to the address of the holder as shown on the Register maintained by General Trust of Canada, as its transfer agent and registrar.

        5.3  If we determine and advise you in writing that delivery by mail may be delayed, you will make arrangements for holders of Cognicase Shares entitled to the Purchase Price to take delivery of the Purchase Price at your offices at which the Cognicase Shares were deposited until we determine that delivery by mail will no longer be delayed. Any additional costs associated therewith shall be paid by us.

        5.4  Cognicase Shares accepted and paid for under the terms of the Offer are to be transferred and registered as directed by us.

6.    Withdrawal

        You will permit each person who deposits the Cognicase Shares under the Offer to withdraw such Cognicase Shares as expressly permitted under Section 8 of the Offering Circular and only upon receipt of a notice of withdrawal that complies with such Section.

7.    Extensions and Variations

        Under the terms of the Offer, we have the right at any time and from time to time to extend the Offer or to vary the Offer by giving written notice thereof to you. If we elect to extend or vary the Offer, you will arrange for the notice of such extension or variation to be mailed to all persons who are entitled to receive the Offer Documents in accordance with Section 2 herein, in the manner and in the languages as set out in Section 2, as soon as practicable thereafter in accordance with the Offer.

8.    Return of Deposited Shares

        If we give you written notice (which may be sent by registered mail) that we will not take up and pay for all or any portion of the Cognicase Shares deposited under the Offer, you will arrange, as soon as practicable after receipt of our written notice, for the return to holders of the Cognicase Shares deposited in accordance with the terms and conditions of the Offer and the instructions of the depositing holders of the Cognicase Shares as set forth in the Letter of Transmittal.

9.    Timely Notification and Notices

        At 3:00 p.m. (E.S.T.) on each business day on which Cognicase Shares may be deposited under the Offer, you will inform the following persons by fax transmission of the number of the Cognicase Shares properly deposited that day and the cumulative number of the Cognicase Shares deposited.

CGI Group Inc.

Attention: André Imbeau

Telephone No.: (514) 841-3200
Facsimile No.: (514) 841-3299

CIBC World Markets Inc.

Attention: Charles St-Germain

Telephone No.: (514) 847-6300
Facsimile No.: (514) 847-6430

Desjardins Securities Inc.

Attention: Jacques Lemay

Telephone No.: (514) 987-1749
Facsimile No.: (514) 842-7875

McCarthy Tétrault LLP

Attention: Jean-René Gauthier

Telephone No.: (514) 397-4299
Facsimile No.: (514) 875-6246

        Any other demand, notice or communication required or contemplated by this agreement shall be in writing and sent by personal delivery, courier, mail or facsimile transmission addressed to the Company as indicated above, and to you as indicated in the heading of this agreement or to a facsimile number, or to such other address, individual or facsimile number as may be designated by notice provided by either party to the other. In the event of actual or anticipated postal disruption, courier service personal delivery or facsimile transmission shall be used. Any demand, notice or other communication shall be deemed conclusively to have been received by the addressee (i) if sent by mail, five business days after posting; (ii) if sent by courier service or personal delivery, upon actual delivery; and (iii) if sent by facsimile transmission, upon the same business day if given during the ordinary business hours of the addressee, or the next following business day if given outside of such hours.

10.  Soliciting Dealer Group

        10.1 The Letters of Transmittal contain a box for the insertion of the name of a member of the Soliciting Dealer Group. Where Cognicase Shares deposited and registered in a single name are beneficially owned by more than one person, the relevant minimum and maximum amount shall be applied separately in respect of each beneficial owner. You may require any member of the Soliciting Dealer Group to furnish evidence satisfactory to you of such beneficial ownership before payment of such fee.

        10.2 You will provide to the Dealer Managers a list of all dealers and brokers, the names of which have been inserted in the Letters of Acceptance and Transmittal received by you and who have requested solicitation payment, and request confirmation from the Dealer Managers that all such names are members of the Soliciting Dealer Group.

        10.3 Upon receipt of written confirmation from the Dealer Managers, you will provide us with a list of the dealers and brokers who comprise the Soliciting Dealer Group, along with information regarding the number of tendered Cognicase Shares solicited by each such dealer and broker pursuant to the Offer, and the amount to be paid to each.

        10.4 If we take up and pay for the Cognicase Shares deposited pursuant to the Offer, then you are authorized and directed, as soon as practicable following receipt of documentation from all members of the Soliciting Dealer Group claiming solicitation payment and following our approval and the receipt of sufficient funds from us, to make direct payment to each member of the Soliciting Dealer Group.

11.  Fees

        11.1 Your fees for acting hereunder will be those set forth in a separate letter We will pay all your reasonable out-of-pocket expenses in connection with your duties hereunder (including, without limitation, overtime expenses, postage, courier, long distances calls, G.S.T., mailing insurance, photocopying, and expert consultant and counsel fees and disbursements). All fees and out-of pocket expenses will be paid by us within thirty days from the date of invoice and we acknowledge that late payment may be subject to interest charges as indicated on the invoice. The Company acknowledges and agrees that the fees of Computershare are confidential information. As such, the Company agrees not to disclose any such fees to any third party without Computershare's prior written consent, save and except for disclose (a) to the Company's professional advisors, held to strict confidence; and (b) as required or otherwise compelled by law.

12.  Offices

        12.1 You agree to maintain your principal office in each of the cities set out in the Letter of Transmittal to which deposits of the Cognicase Shares may be sent or delivered and at which payment for the Cognicase Shares purchased by us pursuant to the Offer may be picked up at all times during business hours throughout the currency of the Offer.

13.  Liability and Indemnity

        13.1 You shall not be liable for any error of judgement or any act or omission or for any mistake of fact or law except by reason of your gross negligence or wilful misconduct. You shall not be answerable for the default or misconduct of any agent or counsel provided that any such party selected by you was chosen with reasonable care. Under no circumstances whatsoever will you be liable for special, indirect, incidental or consequential loss or damage of any kind whatsoever (including, without limitation, lost profits) even if you have been advised of the possibility of such loss or damage.

        13.2 We indemnify and hold you, your successors and permitted assigns, as well as your and their respective directors, officers, employees and agents, harmless from and against any and all claims, demands, assessments, interest, penalties, actions, suits, proceedings, liabilities, losses, damages, costs and expenses, including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis, arising from or in connection with any actions or omissions that you or they take pursuant to this agreement or the Offer, provided that any such action or omission is taken in good faith and without gross negligence or is taken on advice and instructions given to you or them by us, our representatives or counsel consulted by you or them.

        13.3 In the event of any claim, action or proceeding brought or commenced against you, you shall notify us promptly after you have received written assertion of such claim or shall have been served with a summons or other legal process, giving information as to the nature and basis of the claim, action or proceeding. We shall undertake the investigation and defence of any such claim, action or proceeding and you shall have the right to retain other counsel, at your own expense, to act on your behalf, provided that, if you reasonably determine that a conflict of interest or other circumstances wherein your best interests would not be adequately represented exist that make representation by counsel chosen by us not advisable, the fees and disbursements of such other counsel shall be paid by us.

        13.3 Notwithstanding any other provision in this agreement, the provisions of this Section 13 shall survive the removal of or resignation by you in connection with any and all of your duties and obligations under this agreement.

14.  Tax

        14.1 The Company shall be solely responsible for all tax processing relating to or arising from the duties or actions contemplated by this agreement, including evaluation, reporting, remittance, filing, and issuance of tax slips, summaries and reports, except as is specifically delegated to you pursuant to this agreement or as may be agreed subsequently, as confirmed in writing by the parties.

        14.2 You shall process only such tax matters as have been specifically delegated to you pursuant to this agreement or as may be agreed subsequently, and, in so doing, you do not undertake to carry out any inquiry, evaluation, reporting, remittance, filing or issuance of tax slips, summaries and reports necessarily incidental thereto, which shall remain the sole responsibility of the Company. You shall be entitled to rely upon and assume, without further inquiry or verification, the accuracy and completeness of any tax processing information, documentation or instructions received by you, directly or indirectly, from or on behalf of the Company. It is agreed that any such direction must be supplied to you prior to processing any deposits of the Cognicase Shares.

15.  Termination

        15.1 Either party may terminate this agreement for any reason whatsoever upon thirty (30) days written notice to the other party or such other shorter period as the parties may agree to in writing.

16.  General

        16.1 In acting as depositary, you:

          (a)  shall have no duties or obligations other than those set forth herein or as may subsequently be agreed to by you and the Company;

          (b)  shall have no obligation to make payment for any tendered Cognicase Shares or Soliciting Dealer Group fees unless the Company shall have provided the necessary funds in advance to pay in full all amounts due and payable with respect thereto;

          (c)  shall not be obliged to take any legal action that might in your judgment involve any expense or liability unless you shall have been furnished with reasonable funding and indemnity;

          (d)  may consult counsel satisfactory to you (including our counsel) at our expense and the advice or opinion of such counsel shall be full and complete authorization or protection in respect of any action or omission taken by you thereunder, in good faith, in accordance with the advice or opinion of such counsel;

          (e)  shall not be called upon at any time to advise any person depositing or considering depositing Cognicase Shares under the terms of the Offers as to the wisdom in making such deposit or as to the increase or decrease in the market value of the Cognicase Shares; and

          (f)    may rely upon any instructions, instrument, certificate, report or paper believed by you to be genuine and to have been signed or presented by the proper person(s) and you shall be under no duty to make any investigation or inquiry as to any signature or statement contained therein, but may accept the same as having been properly given and as conclusive evidence of the truth and accuracy of any statements therein contained.

        16.2 It is agreed that, except as expressly stated to the contrary in the Offering Circular, the Depositary and the Company shall treat all shareholders in the same manner and shall not provide preferential treatment to any shareholder or shareholders in connection with deposits, deficiency of such deposits, and payment.

        16.3 This agreement shall not be assigned by either of the parties hereto without the prior written consent of the other.

        16.4 This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

        16.6 This agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

        16.7 This agreement may be signed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

        16.8 Time shall be of the essence of this agreement.

        16.9 All dollar references in this agreement are in Canadian dollars.

        16.10Any inconsistency between this agreement and the Offering Circular, as they may from time to time be amended, shall be resolved in favour of the latter, except with respect to the duties, liabilities and indemnifications of you as depositary.

        16.11No modification of or amendment to this agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. This agreement and the schedules attached hereto represent the entire agreement between the parties with respect to the subject matter hereof.

        16.  12 The use of headings and division of sections and paragraphs is for convenience of reference only and does not affect the construction or interpretation of the agreement.

        16.13You shall not be liable, or held in breach of this agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

        16.14The parties hereto confirm that it is their wish that this Agreement as well as all other documents relating hereto, including notices, have been and shall be drawn up in English. Les parties aux présentes confirment leur consentement à ce que cette convention de même que tous les documents, ainsi que tout avis s'y rattachant, soient rédigés en anglais.

        Kindly indicate your acceptance of the terms of this letter by signing and returning to us the duplicate hereof, in which case this letter will form an agreement between us.

Per:
Name: André Imbeau
Title: Executive Vice President and Chief Financial Officer

Accepted and agreed to as of the 6th day of December, 2002.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name: Linda Ellison
Title: Client Relationship Manager, Corporate Actions

Per:
Name: Alain Lapointe
Title: Regional Vice-President, Quebec and Atlantic Regions

SCHEDULE "A"

        [ATOP Letter Agreement with DTC referred to in Section 3.4]

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  Exhibit 2.6
DEPOSITARY AGREEMENT
SCHEDULE "A"